Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE RESTATED CERTIFICATE OF INCORPORATION
OF SOCKET MOBILE, INC.

A Delaware Corporation

Socket Mobile, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies that:

A: The name of this Corporation is Socket Mobile, Inc.

B: The date of filing of this Corporation's original Certificate of Incorporation with the Secretary of State of Delaware was May 3, 1995.

C: Pursuant to Section 242 of the Delaware General Corporation Law, this Certificate of Amendment hereby amends the provisions of the Corporation's Restated Certificate of Incorporation by deleting the first paragraph of Article IV and substituting therefor a new first paragraph to read in its entirety as follows:

ARTICLE IV

The Corporation is authorized to issue two classes of shares to be designated, respectively, Common Stock, $0.001 par value, and Preferred Stock, $0.001 par value. The total number of shares that the Corporation is authorized to issue is 13,000,000 shares. The number of shares of Common Stock authorized is 10,000,000. The number of shares of Preferred Stock authorized is 3,000,000. Effective as of 5:00 p.m., Eastern time, on the date this Certificate of Amendment to the Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, each ten (10) shares of the Corporation's Common Stock, par value $0.001 per share, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and reconstituted as one (1) share of Common Stock, par value $0.001 per share, of the Corporation. No fractional shares shall be issued, and, in lieu thereof, any holder of a fractional share of Common Stock as a result of the reverse stock split shall be entitled to receive a cash amount (without interest) equal to the fair market value of such fraction based upon the average of the closing bid prices of the Common Stock as reported on The NASDAQ Capital Market for each of the five trading days immediately preceding the effective date of this Certificate of Amendment.

D: This Certificate of Amendment to the Restated Certificate of Incorporation has been duly adopted by the stockholders of the Corporation in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, Socket Mobile, Inc. has caused this Certificate of Amendment to the Restated Certificate of Incorporation to be signed by David Dunlap, its Chief Financial Officer and Vice President, Finance and Administration, this 23rd day of October, 2008.

SOCKET MOBILE, INC.

By: /s/	David W. Dunlap
David W. Dunlap Vice President, Finance and Administration and Chief Financial Officer